SUMMARY OF THE DIXIE GROUP, INC
2002 LEADERSHIP AND PERFORMANCE INCENTIVE AWARD PLAN

The Company's 2002 leadership and performance incentive award plan permits the award of bonuses to participants based on predetermined levels of earnings before interest and taxes from continuing operations ("EBIT") and on individual performance. The plan is administered by the Compensation Committee of the Board of Directors that establishes the incentive compensation potential, expressed as a percentage of base compensation for each participant for various levels of EBIT for each of the Company's operating divisions and in the case of corporate associates, results of the Company and individual performance criteria. The Chairman of the Company, makes recommendations to the Compensation Committee to assist it in establishing the various parameters of the Plan. Up to fifty percent of the incentive award potential can be earned by participants if the actual EBIT earned by the division or Company, as the case may be, equals or exceeds the predetermined EBIT goal and the associate's individual performance meet performance goals which may be subjective. The remaining fifty percent of the management incentive award is discretionary. The Compensation Committee of the Board of Directors approves the management incentive plan and awards issued pursuant to the plan. Management incentive awards are paid in cash to participants on or prior to March 15th following each fiscal year of the Company.